

04001359

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51543

FEB 1 0 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackbeard Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street, Suite 600

(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Worthington　　　　　　　　　　　　　　　　　　　　　　(415) 839-4088

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Steve Worthington_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Blackbeard Securities, LLC._____, as of _____December 31_____, ____2003_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _____California_____
County of _____San Francisco_____
Subscribed and sworn (or affirmed) to before me this 20 day of January 2004

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Blackbeard Securities, LLC

I have audited the accompanying statement of financial condition of Blackbeard Securities, LLC as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year ended that you are filing pursuant to rule to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Blackbeard Securities, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 7, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Blackbeard Securities, LLC
Statement of Financial Condition
As of December 31, 2003

Assets

Cash and cash equivalents	$ 1,338,629
Receivables from brokers and dealers	95,899
Marketable securities at market	25,501
Deposits with clearing organizations	101,222
Furniture, equipment, net of $11,065 accumulated depreciation	9,710
Deposits	7,870
Organization costs, net of $10,936 accumulated amortization	2,735
Total assets	**$ 1,581,566**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 30,435
Securities sold, not yet purchased, at market value	145,894
Total liabilities	176,329

Members' equity

Members' equity	1,405,237
Total members' equity	1,405,237
Total liabilities and members' equity	**$ 1,581,566**

The accompanying notes are an integral part of these financial statements.


Blackbeard Securities, LLC
Statement of Operations
For the Year Ended December 31, 2003


Revenues

Commissions income	$	526,274
Realized gains (losses)		(311,267)
Unrealized gains (losses)		(81,373)
Interest and dividends		17,206
Other income		385
Total revenues		151,225

Expenses

Employee compensation and benefits	109,152
Commissions, trading fees and floor brokerage	129,870
Communications	10,426
Taxes, other than income taxes	93,685
Other operating expenses	354,030
Total expenses	697,163
Income (loss) before income taxes	(545,938)

Income tax provision

Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (546,738)

Blackbeard Securities, LLC
Statement of Changes in Members' Equity
For the Year ended December 31, 2003

	Members' **Equity**
Balance, January 1, 2003	$ 1,951,975
Net income (loss)	(546,738)
Balance, December 31, 2003	$ 1,405,237

Blackbeard Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income (loss)			$ (546,738)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:			
Depreciation	$	3,315	
Amortization		2,734	
(Increase) decrease in:			
Receivables from brokers and dealers		(62,527)	
Marketable securities, at market		116,624	
Deposits held at clearing organizations		(554)	
(Decrease) increase in:			
Accounts payable		6,456	
Income taxes payable		(800)	
Securities sold, not yet purchased, at market		(197,956)	
Total adjustments			(132,708)
Net cash and cash equivalents used in operating activities			(679,446)

Cash flows from investing activities:

Decrease in deposits		5,000	
Net cash and cash equivalents provided by investing activities			5,000

Cash flows from financing activities:

			–
Net decrease in cash and cash equivalents			(674,446)
Cash and cash equivalents at beginning of year			2,013,075
Cash and cash equivalents at end of year			$ 1,338,629

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Blackbeard Securities, LLC (the "Company") was organized in the State of California on August 20, 1998, as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD"), Securities Investors Protection Corporation ("SIPC"), and Pacific Coast Stock Exchange ("PCOAST").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

The Company has elected to amortize its organization costs over a five (5) year period. The amortization expense for the year ended December 31, 2003 was $2,734.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Blackbeard Securities, LLC
Notes to Financial Statements
December 31, 2003

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800.

Note 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 25,501	$ 145,894

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with ABN Amro Incorporated as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2003 includes interest earned for a deposit total of $101,222.

Note 4: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Machinery & equipment	$ 14,702	7
Computers	6,073	5
Subtotal	20,775	
Less accumulated depreciation	(11,065)	
Property and equipment, net	$ 9,710	

Depreciation expense for the year ended December 31, 2003 was $3,315.

Note 5: RELATED PARTY TRANSACTIONS

These financial statements do not include office rent, and other immaterial operating costs. A member's company provided these benefits without recourse.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7:   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $1,320,598 exceeded the minimum net capital requirement by $1,220,858; and the Company's ratio of aggregate indebtedness ($30,435) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Blackbeard Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Members' equity

Member's equity	$ 1,405,237	
Total members' equity		$ 1,405,237
Less: Non-allowable assets		
Furniture, equipment & leasehold improvements, net	(9,710)	
Deposits	(7,870)	
Organization costs, net	(2,735)	
Total non-allowable assets		(20,315)
Net capital before haircuts		1,384,922
Less: Adjustments to net capital		
Haircuts on securities	(21,884)	
Haircuts on money market accounts	(42,440)	
Undue concentration	–	
Total adjustments to net capital		(64,324)
Net Capital		1,320,598

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,029	
$2,500 per market made in greater than $5 (7),		
and $1,000 per market made in less than $5 (3)	20,500	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,220,598
Ratio of aggregate indebtedness to net capital	0.02 : 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

See independent auditor's report.

Blackbeard Securities, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to Blackbeard Securities, LLC as the
Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Blackbeard Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Blackbeard Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Blackbeard Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Blackbeard Securities, LLC

In planning and performing my audit of the financial statements of Blackbeard Securities, LLC for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Blackbeard Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 7, 2004